UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            EAGLE FOOD CENTERS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   269514-10-5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                     LEON LEVY, C/O ODYSSEY PARTNERS, L.P.,
             31 W. 52ND ST., NEW YORK, NEW YORK 10019 (212) 708-0600
--------------------------------------------------------------------------------
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                  MAY 29, 1997
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP No.    269514-10-5                                Page 2 of 5 Pages
-----------------------------                        ---------------------------

------------ -------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Leon Levy
------------ -------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                                                                       (b)[ ]

------------ -------------------------------------------------------------------
  3            SEC USE ONLY

------------ -------------------------------------------------------------------
  4            SOURCE OF FUNDS

               00

------------ -------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d)                                     [ ]

------------ -------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

----------------------------- --------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
  --------------------------- --------------------------------------------------
                     8         SHARED VOTING POWER

                               0
  --------------------------- --------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                               0
  --------------------------- --------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                               0
  --------------------------- --------------------------------------------------

  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

------------ -------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                              [ ]

------------ -------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0
------------ -------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON

               IN

------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.
        --------------------

        This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Eagle Food Centers, Inc., a Delaware corporation (the "Company").

        The address of the principal executive office of the Company is Route 67 & Knoxville Road, Milan, IL 61264.


Item 2. Identity and Background.
        ------------------------

        The person filing this Statement on Schedule 13D is Leon Levy. Mr. Levy is a general partner of a private investment firm. The business address of Leon Levy is 31 West 52nd Street, New York, NY 10019. Mr. Levy is a U.S. citizen. During the last five years, Mr. Levy has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        As provided in Item 5 below, on May 29, 1997, Mr. Levy received 632,136 shares of Common Stock as a distribution in kind from Odyssey Partners, L.P., a Delaware limited partnership of which Mr. Levy is a general partner. Mr. Levy did not use any personal funds in connection with such distribution.


Item 4. Purpose of Transaction.
        -----------------------

        As provided in Item 5 below, Mr. Levy no longer beneficially owns any Common Stock. Mr. Levy may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. Although the foregoing represents the range of activities presently contemplated by Mr. Levy with respect to the Company, it should be noted that the possible activities of Mr. Levy are subject to change at any time. Except as set forth in this Item 4, Mr. Levy has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) As of the date of this Statement on Schedule 13D, Mr. Levy does not beneficially own any Common Stock.

        (b)    Not applicable.

        (c) On May 29, 1997, Mr. Levy received 632,136 shares of Common Stock as a distribution in kind from Odyssey Partners, L.P., a Delaware limited partnership of which Mr. Levy is a general partner. Immediately following such distribution, Mr. Levy donated all such shares of Common Stock as a charitable gift to The Jerome Levy Foundation, of which Mr. Levy is a Trustee. Except as provided in the foregoing sentence, Mr. Levy has not effected any transactions in the Common Stock during the 60 days preceding the date of this Statement on Schedule 13D.

        (d)    Not applicable.

        (e) Mr. Levy ceased to be the beneficial owner of more than five percent of the Common Stock on May 29, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ---------------------------------------------------------------------

         Not applicable.


Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         Not applicable.

                                    SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 20, 1997

                                                    /s/ Leon Levy
                                                    -----------------------
                                                    Leon Levy